SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VCP TAKES PART IN SUSTENTABILITY INDEX

ANNOUNCEMENT

São Paulo, December 2, 2005 – Votorantim Celulose e Papel (BOVESPA: VCPA4, NYSE: VCP) has been chosen as one of the companies taking part in ISE, Corporate Sustainability Index, which started being traded yesterday on the BOVESPA, São Paulo Stock Exchange.

The Corporate Sustainability Index (ISE) measures the total return of a theoretical portfolio comprised of 34 shares of 28 companies fully committed to social responsibility and corporate sustainability. These shares are selected among the most traded ones on the BOVESPA in terms of liquidity, and are weighted in the portfolio by the market value of the shares available for trading (free float).

According to the ISE methodology, companies are chosen in an integrated way, using the triple bottom line (TBL), a concept introduced by the English consulting firm Sustain Ability, which evaluates economic, financial, social and environmental elements. Corporate governance indicators, general, basic and product nature ones, were included to TBL’s principles.

“This is a great achievement for VCP, which has been working hard to reach a new level of business and a new way to deal with its stakeholders,” said José Luciano Penido, VCP’s CEO. “To be chosen among the 150 shares that were firstly required to fill out the questionnaire is an event we are proud of, and shows that our path is in line with what the civil society expects from a corporation.”.

Initiatives as the FSC (Forest Stewardship Council) certification, energy preservation projects, social and environmental licensing for pulp production study in the State of Rio Grande do Sul give examples of measures taken by VCP towards a management guided by the triple bottom line. Penido foresees that its annual report will step up towards the GRI (Global Reporting Initiative), reflecting the way management sees the business.

Learn about ISE’s Annual Theoretical Portfolio, available for the Dec. 2005/Dec. 2006 period:

Symbol	Share	Class	Theoretical Amount	Interest (%)
ALLL4	ALL AMER LAT	PN	1,872,346	0.022
ALLL11	ALL AMER LAT	UNT	25,559,831	1.419
ARCZ6	ARACRUZ	PNB	446,972,460	2.275
BELG3	BELGO MINEIR	ON *	4,430,367,530	3.526
BBDC3	BRADESCO	ON	175,814,069	6.496
BBDC4	BRADESCO	PN	456,779,256	18.504
BBAS3	BRASIL	ON	55,202,340	1.296
BRKM5	BRASKEM	PNA	154,968,512	1.847
CCRO3	CCR RODOVIAS	ON	29,781,804	1.193
CLSC6	CELESC	PNB	414,790,370	0.355
CMIG3	CEMIG	ON *	11,374,254,351	0.48
CMIG4	CEMIG	PN *	88,439,353,590	4.728
CESP4	CESP	PN *	31,148,968,950	0.255
CPLE3	COPEL	ON *	21,703,841,304	0.195
CPLE6	COPEL	PNB*	100,284,416,577	1.147
CPSL3	COPESUL	ON	61,707,013	1.182
CPFE3	CPFL ENERGIA	ON	77,417,169	1.168
DASA3	DASA	ON	21,884,087	0.511
ELET3	ELETROBRAS	ON *	97,855,894,019	2.362

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ELET6	ELETROBRAS	PNB*	94,222,442,885	2.288
ELPL4	ELETROPAULO	PN *	7,265,960,225	0.435
EMBR3	EMBRAER	ON	88,882,759	0.83
EMBR4	EMBRAER	PN	400,191,026	5.009
GOLL4	GOL	PN	50,974,919	1.553
MYPK4	IOCHP-MAXION	PN	13,030,583	0.123
ITAU4	ITAUBANCO	PN	515,014,740	17.264
ITSA4	ITAUSA	PN	1,676,948,007	7.582
NATU3	NATURA	ON	22,221,580	1.25
PRGA4	PERDIGAO S/A	PN	20,068,567	0.836
SUZB5	SUZANO PAPEL	PNA	99,736,825	0.759
TBLE3	TRACTEBEL	ON	141,811,124	1.172
UBBR11	UNIBANCO	UNT	584,280,924	9.569
VCPA4	V C P	PN	85,820,619	1.392
WEGE4	WEG	PN	216,429,750	0.979
Total Theoretical Amount			462,563,660,111	100.000
Reducer			166,995,378.96

(*) Quotation per thousand shares

(1) Theoretical amount available for the portfolio effectiveness period, subject to changes only in the event of income distribution (dividends, bonus and subscription) by companies.

(2) Relative interest of portfolio shares, disclosed for the opening of the trading session as of 12/01/2005, subject to changes due to the price evolution of these securities.

ON = common shares; PN = preferred shares; PNA = class A preferred shares; PNB = class B preferred shares

Quotation:
VCPA4=R$ 27.09
ADR VCP = US$ 12.33
November 30, 2005

Number of Shares:
191,613,498

Market Value:
R$ 5.2 billion
US$ 2.4 billion

VCP’s Mission
To be a benchmark in the pulp and paper industry, creating opportunities and competitive differentials, generating sustained value for the shareholders, in line with Votorantim’s Management Integrated System.

VCP’s Aim
• To reach a worldwide leading position in the short-fiber pulp market;
• To participate in the global reprographic paper market as a regional leader;
• To maintain the regional leadership in coated and special papers.

VCP’s Goal for 2020
To reach sales equivalent to US$4 billion, with adequate returns in relation to the cost of capital.

VCP’s Management Integrated Policy
VCP, a manufacturer and distributor or pulp and paper, identifies and manages its business risks, its impact on the environment, society, the health and safety of its workers, as well as on the quality of its products and services, based on the following principles:

• To be ethical and respect people, to be open to dialogue and to comply with the law, rules and commitments made;
• To unfold the defined strategic guidelines, in a balanced way, taking into account the needs and expectations of customers, suppliers, workers, society, governments, shareholders and other stakeholders;

• To build long-lasting relationships with selected customers, through the differentiated offer of products, services and business skills, with perceived value.

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• To ensure the strength and sustainability of the business, by fully commanding its processes, and preventing and reducing risks related to the business, pollution, social impact, and health and safety;

• To be entrepreneurial and innovative, promoting the continuing improvement of the management model and of the processes, products and services;
• To ensure the excellence of its practices and results by training and valuing its workers, uniting internal and external efforts, and exercising leadership in a responsible way.

Investor Relations:
Valdir Roque
Chief Financial Officer and Investor Relations Officer
Alfredo F. Villares
Investor Relations Manager
Andrea Kannebley
Natasha Nakagawa
Phone: +(5511) 3269-4168 / 4261 /4287
Fax: +(5511) 3269-4066
ir@vcp.com.br www.vcp.com.br

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.